FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

October 16, 2012

Kristi Marrone

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Innocap, Inc. (the “Company”)

File No.: 0-50612

Dear Ms. Marrone:

Enclosed are Amendments to the Form Form 10-K for the Fiscal Year Ended January 31, 2012 and the Forms 10-Q for the Quarters Ended April 30, 2012 and July 31, 2012. The changes are made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated September 20, 2012.

Form 10-K for the Fiscal YeaR Ended January 31, 2012

Management’s Annual Report on Internal Control over Financial Reporting

1.

The Amendment clearly indicates that the framework used to evaluate internal control over financial reporting was the one set forth in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and also indicates that management concluded that the disclosure controls and procedures are effective to ensure that material information relating to the Company is recorded, processed, summarized, and reported in a timely manner.

Evaluation of Disclosure Controls and Procedures

2.

As indicated in Item 1 above, management concluded that the disclosure controls and procedures are effective to ensure that material information relating to the Company is recorded, processed, summarized, and reported in a timely manner.

Exhibit 31.1

3.

The requested editorial changes have been made.

Forms 10Q for the Quarters Ended April 30, 2012 and July 31, 2012

Item 4. Controls and Procedures

4.

The conclusions on disclosure controls are included in the Amendments.

5.

Mr. Tidwell has no meaningful financial reporting education or experience. However, he works closely on these matters with advisors known to him who do have the necessary experience. Also, the Company’s current level of activity precludes unknown transactions or agreements taking place.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  Innocap, Inc.